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                                                   Exhibit No. 99(b)(8)(a)(7)

                                 CUSTODIAN AGREEMENT

                                AMENDMENT NUMBER SEVEN


         THIS AGREEMENT is made as of the _______ day of July, 1997 by and between DIMENSIONAL INVESTMENT GROUP INC., a Maryland corporation (the "Fund"), and PNC BANK, N.A. ("PNC").

                                W I T N E S S E T H:
                                - - - - - - - - - -

         WHEREAS, the Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"); and
         WHEREAS, the Fund has retained PNC to provide certain custodian services pursuant to a Custodian Agreement dated as of July_12, 1991 as thereafter amended (the "Agreement") which, as of the date hereof, is in full force and effect; and

         WHEREAS, the Fund is comprised of certain Covered Portfolios ("Feeder Portfolios") that invest solely in securities issued by certain Series of The DFA Investment Trust Company, a Delaware business trust ("DFAITC").

         NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and intending to be legally bound, the parties hereto agree as follows:

         1. Paragraph 7(d) of the Agreement is re-designated paragraph 7(e) and a new paragraph 7(d) is added as follows:


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              "In absence of Written or Oral Instructions to the contrary, certificates for shares of a Series purchased or otherwise acquired by a Feeder Portfolio shall not be issued by the transfer agent for such shares. By book-entry PNC shall credit the custody account of such Portfolio with the number of shares and fractions acquired, from time to time, by purchase or from reinvestment of dividends and/or distributions paid in respect of such shares, and PNC shall debit such account in respect of shares of a Series which are redeemed or otherwise disposed of by such Portfolio."

         2. A new paragraph, designated 10(h), is added as follows: "present shares of a Series to the custodian of the assets of such Series for redemption;"

         3. A new paragraph, designated 10(i), is added as follows: "as record owner of the shares of a Series which are beneficially owned by a Feeder Portfolio PNC, or its nominee, shall vote such shares as provided in Written Instructions of the Fund."

         4. Paragraph 13 is amended by replacing the period at the end of the first sentence with a comma and adding the following proviso: "provided, in absence of Written or Oral Instructions, the purchase price of shares of a Series purchased by a Feeder Portfolio shall be the net asset value of such shares


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next calculated after receipt by PNC of a purchase order for such shares."

         5.   Paragraph 14 is amended by adding a new last sentence as follows:
"The foregoing provisions of this paragraph 14 notwithstanding, in accordance with Written or Oral Instructions, PNC shall present for redemption shares of a Series owned by a Feeder Portfolio to the custodian of the assets of such Series and, on behalf of such Portfolio, shall accept payment in cash or in kind at the discretion of, and as directed by, DFAITC."

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment Number Seven to the Agreement to be executed by their duly authorized officers designated below on the day and year first above written.

                                  DIMENSIONAL INVESTMENT GROUP INC.


                                  By:
                                     ---------------------------

                                  PNC BANK, N.A.


                                  By:
                                     ---------------------------





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